INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(b) AND (c)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Q.E.P. CO., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74727K10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP NO. 74727K10                  13G                       PAGE 2 OF 7 PAGES


-------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         LEWIS GOULD, INDIVIDUALLY AND AS TRUSTEE OF A
         VOTING TRUST
-------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (a) |X|
         (SEE Instructions)                               (b) |_|
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         USA
-------------------------------------------------------------------------------
                                  5      Sole Voting Power
          NUMBER OF                      1,344,000
           SHARES                 ---------------------------------------------
        BENEFICIALLY              6      Shared Voting Power
          OWNED BY                       NONE
            EACH                  ---------------------------------------------
          REPORTING               7      Sole Dispositive Power
           PERSON                        913,848
            WITH                  ---------------------------------------------
                                  8      Shared Dispositive Power
                                         430,152
-------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         1,344,000
-------------------------------------------------------------------------------

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_| (SEE Instructions)
-------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         50.0%
-------------------------------------------------------------------------------
12       Type of Reporting Person (SEE Instructions)

         IN
-------------------------------------------------------------------------------

CUSIP NO. 74727K10                  13G                        PAGE 3 OF 7 PAGES


-------------------------------------------------------------------------------

1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         SUSAN J. GOULD
-------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (a) |X|
         (SEE Instructions)                               (b) |_|
-------------------------------------------------------------------------------
3        SEC Use Only
-------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         USA
-------------------------------------------------------------------------------
                                  5      Sole Voting Power
          NUMBER OF                      NONE
           SHARES                 ---------------------------------------------
        BENEFICIALLY              6      Shared Voting Power
          OWNED BY                       NONE
            EACH                  ---------------------------------------------
          REPORTING               7      Sole Dispositive Power
           PERSON                        NONE
            WITH                  ---------------------------------------------
                                  8      Shared Dispositive Power
                                         430,152
-------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         430,152
-------------------------------------------------------------------------------

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_| (SEE Instructions)
-------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         16.1%
-------------------------------------------------------------------------------
12       Type of Reporting Person (SEE Instructions)

         IN
-------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:

                  Q.E.P. Co., Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1081 Holland Drive
                  Boca Raton, FL  33487

Item 2.

         (a)      Name of Persons Filing:

                  Lewis Gould, individually and as Trustee, and Susan J. Gould

         (b)      Address of Principal Business Office or if None, Residence:

                  1081 Holland Drive
                  Boca Raton, FL  33487

         (c)      Citizenship:

                  USA for all Reporting Persons

         (d)      Title of Class of Securities:

                  Common Stock, par value $.001

         (e)      Cusip Number:

                  74727K10

Item 3.

         N/A

Item 4.  Ownership

         (1)(a)   Amount Beneficially Owned by Lewis Gould,
                  individually and as Trustee of a Voting Trust:      1,344,000

                  Represents (1) 897,848 shares held of record and options to purchase 16,000 shares by Lewis Gould, individually; and (2) 414,152 shares held of record and options to purchase 16,000 shares by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould.

         (1)(b)   Percent of Class: 50.0%

                                Page 4 of 7 Pages

         (1)(c)   Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           1,344,000

                  (ii)     Shared power to vote or to direct the vote:
                           None

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  913,848

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   430,152

         (2)(a)   Amount Beneficially Owned by Susan J. Gould:         430,152

                  Represents 414,152 shares held of record and options to purchase 16,000 shares by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould pursuant to a Voting Trust Agreement which may be automatically terminated in certain events.

         (2)(b)   Percent of Class: 16.1%

         (2)(c)   Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:
                           None

                  (ii)     Shared power to vote or to direct the vote:
                           None

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  None

                  (iv)     Shared power to dispose or to direct the
                           disposition of:   430,152

Item 5.  Ownership of Five Percent or Less of a Class

                  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

                  None

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

                  N/A

                                Page 5 of 7 Pages

Item 8.  Identification and Classification of Members of the Group

                  Lewis Gould
                  Susan J. Gould

Item 9.  Notice of Dissolution of Group

                  N/A

Item 10. Certification

                  N/A

                                Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 1998

                             /s/ Lewis Gould
                             --------------------------------
                             Lewis Gould, individually and as
                             Trustee of a Voting Trust


                             /s/ Susan J. Gould by Lewis Gould, attorney-in-fact
                             --------------------------------
                             Susan J. Gould
                             by Lewis Gould as attorney-in-fact



                                Page 7 of 7 Pages

                                    EXHIBITS

Exhibit A         Joint Filing Statement*

Exhibit B         Power of Attorney*

Exhibit C         Voting Trust Agreement

----------
* Previously filed

                                Page 7 of 7 Pages

                                                                       EXHIBIT C

                             VOTING TRUST AGREEMENT

         AGREEMENT, made as of the 2nd day of August 1996, by and among Q.E.P., Co., Inc., a Delaware corporation having its principal place of business at 990 South Rogers Circle, Boca Raton, Florida 33487 (the "Company"), Susan Gould, an individual residing at 4101 North Ocean Boulevard, Apartment 903D, Boca Raton, Florida 33431 (the "Shareholder"), and Lewis Gould, an individual residing at 2916 South Ocean Boulevard, Townhouse 1, Highland Beach, Florida 33487 (the "Trustee").

                                   WITNESSETH:

         WHEREAS, the Shareholder presently owns 514,152 shares (the "Existing Shares") of common stock, no par value (the "Common Stock"), of the Company; and

         WHEREAS, the Shareholder presently contemplates and intends to sell, pursuant to a public offering (the "Public Offering") registered under the Securities Act of 1933, as amended (the "Act"), a total of 100,000 shares of Common Stock (the "Public Offering Shares") which shall result in Shareholder being the record and beneficial owner of 414,152 shares of Common Stock; and

         WHEREAS, for purposes of this Agreement, the term "Shares" shall include the 414,152 shares of Common Stock to be held of record and beneficially immediately following the Public Offering, all Public Offering Shares contemplated to be sold but not actually sold in the Public Offering, and all other shares of the Common Stock hereafter acquired, of record or beneficially, by the Shareholder; and

         WHEREAS, in order to secure continuity and stability of the Company's policy and management for the benefit of the Company and all of its shareholders, the Shareholder has agreed to enter into this Agreement pursuant to which the Trustee will obtain voting control with respect to the Shares; and

         WHEREAS, the Shareholder has agreed that the Trustee shall take and hold for the period which is hereinafter stated the legal title to the Shares, to be held by him and to act under the terms of this Agreement; and

         WHEREAS, the Trustee has consented to act pursuant to this Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants of the parties which are hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged,

IT IS HEREBY AGREED:

         1. RECITALS. The parties hereby adopt as part of this Agreement each of the recitals which are contained above in the WHEREAS clauses, and agree that such recitals shall be binding upon the parties hereto by way of contract and not merely by way of recital or inducement; and such clauses are hereby confirmed and ratified as being accurate by each party as to itself, herself and himself.

         2. TRANSFER OF STOCK TO TRUSTEE AND ACCEPTANCE BY TRUSTEE.

                  A. The Shareholder shall deposit with the Trustee certificates evidencing the Shares. All certificates evidencing the Shares shall be endorsed, or accompanied by such instruments of transfer (together with any appropriate transfer tax stamps), as to enable the Trustee to cause such certificates to be transferred into the name of the Trustee, as hereinafter provided. Upon receipt by the Trustee of the any such Shares and the transfer of same on the books of the Company into the name of the Trustee, the Trustee shall hold same subject to the terms of this Agreement, and shall thereupon issue and deliver to the Shareholder a voting trust certificate for the Shares so deposited (hereinafter referred to as the "Voting Trust Certificate"), which shall be substantially in the form annexed hereto as Exhibit "A".

                  B. All certificates for Shares to be transferred and delivered to the Trustee pursuant to this Agreement shall be surrendered by the Trustee to the Company and canceled, and a new certificate therefor shall be issued to and held by the Trustee in the name of "Lewis Gould, as Voting Trustee u/t/a dated August 2, 1996."

                  C. The Trustee hereby accepts the trust which is created pursuant to this Agreement and covenants that he will faithfully discharge all of his duties as such Trustee.

                  D. Copies of this Agreement, and of every agreement amending or supplementing same, shall be placed on file in the principal office of the Company, and shall be open to inspection by any shareholder of the Company, during normal business hours.

                  E. The Shareholder hereby represents, warrants and covenants that the Existing Shares are the only capital stock of the Company which are beneficially owned by the Shareholder as of the date hereof and that if the Shareholder, at any time during the term of this Agreement, shall acquire ownership of any additional capital stock of the Company, the Shareholder shall deposit with the Trustee the certificates evidencing such additional capital stock. The Shareholder further covenants that if, for any reason, she does not sell all of the Public Offering Shares in the Public Offering, the Shareholder shall deposit with the Trustee the certificates evidencing such Public Offering Shares not sold in the Public Offering.

         3. TRANSFER OF VOTING TRUST CERTIFICATES AND SHARES.

                  A. Except as provided in Paragraphs "B" and "C" of this Article "3" of this Agreement, during the term of this Agreement, no Voting Trust Certificates or Shares shall be sold, transferred, assigned, pledged, hypothecated or otherwise transferred (each, a "Transfer") by the Shareholder.

                  B. Notwithstanding the provisions of Paragraph "A" of this Article "3" of this Agreement, sales of any or all of the Shares and/or Transfers of any or all Voting Trust Certificates shall be permitted under this Agreement only upon full compliance by the Shareholder with subparagraph "(X)" of this Paragraph "B" of this Article "3" of this Agreement, with respect to a sale of the Shares, or subparagraph "(Y)" of this Paragraph "B" of this Article "3" of this Agreement, with respect to a sale of Voting Trust Certificate(s), or subparagraph "(Z)" of this Paragraph "B" of this Article "3" of this Agreement, with respect to a Transfer of a Voting Trust Certificate.

                           (X) If the Shareholder determines to sell any or all
of the Shares by means of a sale through a registered broker dealer (a "Sale"), the Shareholder shall so notify the Trustee of such determination by a written notice (a "Notice of Sale"), which Notice of Sale shall state the number of Shares intended to be sold. Each Notice of Sale shall be deemed to be an offer to sell the Shares subject to the Notice of Sale to Trustee, in his individual capacity and not as Trustee (an "Offer to Trustee"), at a purchase price (the "Purchase Price") equal to the fair market value of the Shares (without giving effect to the restrictions imposed upon such Shares by this Agreement). For purposes of this Agreement, "fair market value of the Shares" shall be equal to the closing sale price (or average of the closing bid and closing asked prices) of a share of Common Stock on the date the Notice of Sale shall be deemed given under this Agreement multiplied by the number of Shares subject to the Notice of Sale. In no event shall the number of Shares set forth in a Notice of Sale exceed the number of Shares that Shareholder would, except for the provisions of this Agreement, be permitted to sell pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. Each Offer to Trustee shall remain open for three (3) business days after receipt of the Notice of Sale. The Trustee shall exercise such Offer to Trustee by giving the Shareholder written notice of such exercise within said three (3) business day period and delivering to the Shareholder the Purchase Price in the form of cash, certified check or other means of immediately available funds. Upon payment of the Purchase Price by the Trustee, the Shares subject to the Offer to Trustee shall be transferred into the name of Trustee in his individual capacity on the stock transfer records of the Company and such Shares shall no longer be subject to this Agreement. If the Trustee shall fail to timely exercise the Offer to Trustee, then the Trustee shall comply with all reasonable requests of Shareholder to cause the Shares subject to the Notice of Sale to be transferred on the stock transfer records of the Company into the name of the purchaser of such Shares (or into the name of a registered broker or dealer designated by such purchaser) and such Shares shall no longer be subject to this Agreement; provided, however, that such Sale shall have been consummated within fifteen (15) days after the giving of such Notice of Sale; and provided further, however, if such Sale shall not have been consummated within said fifteen (15) days after the giving of such Notice of Sale then the Shares subject to the Notice of Sale shall, in all respects, be subject to the terms of this Agreement and Shareholder shall not thereafter Transfer any Voting Trust Certificates and/or Shares without again first complying with all of the terms of this Agreement applicable to such Transfer.

                           (Y) If Shareholder determines to sell any or all of
the Voting Trust Certificates pursuant to a bona fide third party offer, Shareholder shall so notify the Trustee of such determination by a written notice (a "Notice of Sale"), which Notice of Sale shall state the number of Voting Trust Certificates intended to be sold, and shall be accompanied by a copy of the agreement (the "Sale Agreement") pursuant to which the Sale is intended to be consummated. Each Notice of Sale shall be deemed to be an offer to sell the Voting Trust Certificates to Trustee, in his individual capacity and not as Trustee (an "Offer to Trustee"), at a purchase price (the "Purchase Price") equal to the price for the Shares as set forth in the Sale Agreement. Each Offer to Trustee shall remain open for three (3) business days after receipt of the Notice of Sale. The Trustee shall exercise such Offer to Trustee by giving Shareholder written notice of such exercise within said three (3) business day period and delivering to Shareholder the Purchase Price in any of the manners and at such times as are permissible in the Sale Agreement. Upon payment of the Purchase Price by the Trustee, the Voting Trust Certificates subject to the offer to Trustee shall be transferred into the name of Trustee in his individual capacity. If the Trustee shall fail to timely exercise the Offer to Trustee, then the Trustee shall comply with all reasonable requests of Shareholder to cause the Voting Trust Certificates subject to the Notice of Sale to be transferred into the name of the purchaser of such Voting Trust Certificates; provided, however, that such Sale shall be consummated no later than the original closing date set forth in the Sale Agreement and that each transferee of a Voting Trust Certificate hereunder shall, by the acceptance thereof, become a party and subject to this Agreement with the same force and effect as if such transferee had executed this Agreement, and shall be embraced within the meaning of the term Shareholder whenever used herein, including the limited ability to transfer any or all of the Voting Trust Certificates and/or the Shares; and further provided, however, if such Sale shall not have been consummated on or prior to the original closing date set forth in the Sale Agreement, then, the Voting Trust Certificates subject to the Notice of Sale shall, in all respects, be subject to the terms of this Agreement and Shareholder shall not thereafter Transfer any Voting Trust Certificates and/or Shares without again first complying with all of the terms of this Agreement applicable to such Transfer.

                           (Z) If the Shareholder determines to Transfer any
Voting Trust Certificate by gift and without any consideration, Shareholder shall give written notice (a "Transfer Notice") to Trustee, which Transfer Notice shall set forth all of the terms and conditions of the proposed Transfer, including, but not limited to, a statement that no consideration of any kind is being given in exchange for the Transfer of the Voting Trust Certificate, and shall provide copies of all agreements, instruments or other documents reflecting the terms and conditions of or to evidence such proposed Transfer. If the Transfer shall be by gift and not for any consideration, then the Transfer may be consummated, but only in accordance with the terms and conditions set forth in the Transfer Notice and the agreements, instruments and other documents provided with the Transfer Notice; provided, however, that each transferee of a Voting Trust Certificate hereunder shall, by the acceptance thereof, become a party and subject to this Agreement with the same force and effect as if such transferee had executed this Agreement, and shall be embraced within the meaning of the term Shareholder whenever used herein, including the limited ability to transfer any or all of the Voting Trust Certificates and/or the Shares.

                  C. Notwithstanding any of the other provisions of this Agreement, the Shareholder shall have the absolute right to pledge or hypothecate any or all Voting Trust Certificates owned by the Shareholder; provided, however, any such pledge or hypothecation shall be subject to this Agreement and any foreclosure of such pledge or hypothecation shall be deemed a Transfer of the Voting Trust Certificates to which subparagraph "(Y)" of Paragraph "B" of this Article "3" of this Agreement shall apply and the Offer to Trustee shall be applicable thereto as if such foreclosure was a sale of the Voting Trust Certificates, and, if such offer to Trustee shall not be exercised, the party seeking to foreclose such pledge or hypothecation shall execute a document substantially in the form annexed hereto as Exhibit "B" to this Agreement.

                  D. Upon the death of any registered holder of Voting Trust Certificates subject to this Agreement, the Trustee shall, upon surrender to the Trustee of the Voting Trust Certificate(s) which were registered in the decedent's name duly endorsed for surrender and cancellation, and delivery of such other documents as the Trustee may reasonably require, cause said Voting Trust Certificate(s) to be transferred to the decedent's legal representatives, heirs, successors or assigns, as the case may be provided; however, that each transferee of a Voting Trust Certificate hereunder shall, by the acceptance thereof, become a party and subject to this Agreement with the same force and effect as if such transferee had executed this Agreement, and shall be embraced within the meaning of the term Shareholder whenever used herein, including the limited ability to transfer any or all of the Voting Trust Certificates and/or the Shares.

                  E. During the term of this Agreement, the Trustee, in his capacity as Trustee pursuant to this Agreement, shall not have the power to sell the Shares without the authorization of the Shareholder. Any sales shall be made in compliance with all applicable State and Federal securities laws.

                  F. If a sale of the Shares by the Trustee in his capacity as Trustee pursuant to this Agreement occurs at any time, the proceeds shall be distributed by the Trustee to and among the holder or holders of the Voting Trust Certificates upon the surrender of said Voting Trust Certificates. The distribution shall be pro rata among the holders of the Voting Trust Certificates and there shall be no discrimination among the holders in the distribution.

                  G. If a Voting Trust Certificate is lost, stolen, mutilated, or destroyed, the Trustee, in his sole and absolute discretion, which discretion shall not be unreasonably withheld, may issue a duplicate of such certificate upon receipt of: (1) evidence of such fact satisfactory to the Trustee, (2) indemnity satisfactory to the Trustee, (3) the existing certificate, if mutilated, and (4) reimbursement of all costs and expenses incurred by the Trustee in connection with the issuance of a new voting Trust Certificate. If a Voting Trust Certificate is lost, stolen, mutilated or destroyed, the Trustee shall not be required to recognize any transfer of a Voting Trust Certificate which is not made in accordance with the provisions of this Agreement. Any person claiming ownership of the Voting Trust Certificates pursuant to this Paragraph "G" of this Article "3" of this Agreement shall be required to produce such indicia of title which is satisfactory to the Trustee in his sole and absolute discretion, which discretion shall not be unreasonably withheld and shall, in addition, deliver to the Trustee an indemnity in form and substance which is satisfactory to the Trustee.

                  H. In addition to the provisions of subparagraphs "(Y)" and "(Z)" of Paragraph "B" of this Article "3" of this Agreement, a Transfer of any of the Voting Trust Certificates pursuant to this Agreement shall have as a condition precedent thereto the requirement that the transferee, prior to the receipt of any Voting Trust Certificate, execute a document substantially in the form annexed as Exhibit "B" to this Agreement.

         4. DELIVERY OF VOTING TRUST CERTIFICATES FOR TRANSFER. Subject to compliance with applicable laws and the terms of this Agreement, Voting Trust Certificates shall be delivered for transfer to Trustee at the address of Trustee for the giving of notices as provided in Paragraph "C" of Article "14" of this Agreement (or at such other address as the Trustee may designate by notice as provided in Paragraph "C" of Article "14" of this Agreement to the registered holders of the Voting Trust Certificates). Delivery of a Voting Trust Certificate, duly endorsed by the holder thereof, shall vest title thereto and all rights thereunder in the transferee as named in the endorsement, or, when presented duly endorsed in blank, in the bearer thereof. The Trustee may treat such transferee as the absolute owner thereof, and of all rights and interests represented thereby, for all purposes whatsoever, and the Trustee shall not be bound or affected by any notice to the contrary, or by any notice of any trust, whether expressed or implied, or constructive, or any charge to equity with respect to the title or ownership of the Voting Trust Certificate, or the Shares which are represented thereby. Each transferee of a Voting Trust Certificate hereunder shall, by the acceptance thereof, become a party and subject to this Agreement with the same force and effect as it such transferee had executed this Agreement, and shall be embraced within the meaning of the term Shareholder whenever used herein, including the limited ability to transfer any or all of the Voting Trust Certificates and/or the Shares.

         5. DIVIDENDS.

                  A. Prior to the termination of this Agreement, the holder of a Voting Trust Certificate shall be entitled to receive payments which are equal to the cash dividends, if any, which are received by the Trustee upon the Shares of the Company represented by the Voting Trust Certificate. If any dividend with respect to the Shares which are deposited with the Trustee is paid, in whole or in part, in stock of the Company having voting powers, the Trustee shall hold, subject to the terms of this Agreement, the certificates for the Shares which are received by it on account of such dividend and the holder of the Voting Trust Certificate representing Shares on which such stock dividend has been paid shall be entitled to receive a Voting Trust Certificate issued pursuant to this Agreement for the number of Shares and class of stock received as such dividend with respect to the Shares which are represented by such Voting Trust Certificate. The holders who are entitled to receive the dividends which are described above shall be those registered as such on the transfer books of the Trustee at the close of business on the day which is fixed by the Company as the record date to determine those holders of its stock who are entitled to receive such dividends.

                  B. If any dividend with respect to the Shares which are deposited with the Trustee is paid other than in cash or in capital stock having voting powers, then the Trustee shall distribute same among the holders of Voting Trust Certificates registered as such at the close of business on the day which is fixed by the Company as the record date to determine those holders of its stock who are entitled to receive such distribution. Said distribution shall be made to such holders of Voting Trust Certificates, in accordance with the number of Shares which are represented by their respective Voting Trust Certificates.

                  C. The transfer books of the Trustee may be closed temporarily by the Trustee for a period not exceeding 30 days preceding the date which is fixed by the Company for the payment or distribution of dividends or the distribution of assets or rights, or at any other time in the sole and absolute discretion of the Trustee.

                  D. In lieu of receiving cash dividends upon the capital stock of the Company and paying same to the holders of Voting Trust Certificates pursuant to the provisions of this Agreement, the Trustee may instruct the Company in writing to pay such dividends directly to the holders of any Voting Trust Certificates. Upon receipt of such written instructions, the Company shall pay such dividends directly to the holders of the Voting Trust Certificates. Upon such instructions being given by the Trustee to the Company, and until revoked by the Trustee, all liability of the Trustee with respect to payment of dividends shall cease. The Trustee may at any time revoke such instructions and by written notice to the Company direct it to make dividend payments to the Trustee.

         6. SUBSCRIPTION RIGHTS. If any stock or other securities of the Company are offered for subscription to the holder of the Shares of the Company which are deposited hereunder, the Trustee, promptly upon receipt of notice of such offer, shall mail a copy thereof to the holders of the Voting Trust Certificates. Upon receipt by the Trustee, at least five days prior to the last day which is fixed by the Company for subscription and payment, of a request from any such registered holder of a Voting Trust Certificate to subscribe on his behalf, accompanied with the sum of money which is required to be paid for such shares or securities, the Trustee shall make such subscription and payment. Upon receiving from the Company the certificates for shares or securities so subscribed for, the Trustee shall issue to such holder a Voting Trust Certificate with respect thereto if same be stock having voting powers, but if same be securities other than stock having voting powers, the Trustee shall mail or deliver such securities to the certificate holder on whose behalf the subscription was made, or may instruct the Company to make delivery directly to the certificate holder entitled thereto.

         7. DISSOLUTION OF THE COMPANY. In the event of the dissolution or total or partial liquidation of the Company, whether voluntary or involuntary, the Trustee shall receive the moneys, securities, rights or property to which the holder of the Shares which are deposited hereunder is entitled, and shall distribute same pro rata among the holders of the Voting Trust Certificates and there shall be no discrimination among the holders in the distribution. The Trustee may, in his sole and absolute discretion, deposit such moneys, securities, rights or property with any banking company duly authorized to do business in the jurisdiction where such deposit is made, with authority and instructions to distribute same as above provided after first withdrawing the fee of such company from such assets; upon such deposit, all further obligations or liabilities of the Trustee with respect to such moneys, securities, rights or property so deposited shall cease.

         8. REORGANIZATION OF THE COMPANY. If the Company is merged into or consolidated with another corporation, or all or substantially all of the assets of the Company are transferred to another corporation, then in connection with such transfer the term "Company" for all purposes of this Agreement shall be taken to include such successor corporation, and the Trustee shall receive and hold under this Agreement any Shares of such successor corporation, received on account of the ownership, as the Trustee hereunder, of the Shares held hereunder at the time of such merger, consolidation and transfer. The Voting Trust Certificates issued and outstanding under this Agreement at the time of such merger, consolidation or transfer may remain outstanding, or the Trustee may, in his discretion, substitute for the Voting Trust

Certificates new Voting Trust Certificates in appropriate form and substance and the terms "Shares" and "capital stock" as used herein shall be taken to include any shares which may be received by the Trustee in lieu of all or any part of the capital stock of the Company.

         9. RIGHTS OF TRUSTEE.

                  A. The Trustee shall have the right, subject to the provisions of this Article "9" of this Agreement, to exercise, in person or by his nominees or proxies, all shareholders' rights and powers with respect to all Shares which are deposited hereunder and to take part in or consent to any corporate or shareholders' action of any kind whatsoever which he may exercise in his sole and absolute discretion. Those rights shall include, but not be limited to, a vote in favor of or against any resolution or proposed action of any character whatsoever, which may be presented at any meeting or require the consent of shareholders of the Company. Without limiting the generality of the foregoing, it is understood that such action or proceeding may include, upon terms satisfactory to the Trustee or to his nominees or proxies which are appointed by him, mortgaging, creating a security interest in and pledging of all or any part of the property of the Company, the lease or sale of all or any part of the property of the Company, for cash, securities, or other property, the dissolution of the Company, or the consolidation, merger, reorganization or recapitalization of the Company. The Trustee may exercise any of the foregoing powers notwithstanding the fact that he may also be acting as a trustee of another voting trust agreement or another trust or as an executor or administrator of an estate or as an agent for other persons, trusts, estates, corporations or other organizations interested in the same matters, or may be interested in the same matters in his individual capacity, as stockholder, director or otherwise.

                  B. The Trustee shall not be personally responsible with respect to any action which is taken pursuant to his vote so cast in any matter or act which is committed or omitted to be done pursuant to this Agreement, provided such commission or omission does not amount to willful misconduct.

                  C. No Trustee acting under this Agreement shall be required to give a bond or other security for the faithful performance of his duties.

         10. TERM.

                  A. The holders of the Voting Trust Certificates shall not have power to revoke this Agreement, and said certificate holders hereby expressly acknowledge that they shall not have the right or power, whether alone or in conjunction with others, in whatever capacity, to alter, amend, or revoke any of the terms of this Agreement, in whole or in part.

                  B. Subject to the terms of subparagraph "(X)" of Paragraph "B" of Article "3" of this Agreement providing for early termination in the event of a Sale, this Agreement shall be effective as of the date hereof and shall continue in effect until the tenth anniversary of the date hereof, but shall terminate automatically upon the death of the Trustee, the removal of the Trustee or determination of the Trustee's incompetency by order of a court with jurisdiction over the Trustee or the execution by the Trustee of a deed of termination, which shall be duly acknowledged in the same manner as a conveyance of real estate which is entitled to be recorded in the State of Delaware and which shall be mailed by certified mail, return receipt requested, to the Company at its address for the giving of notices as provided in Paragraph "C" of Article "14" of this Agreement, and to the holders of the Voting Trust Certificates which are outstanding at the time of the mailing of such deed of termination.

         11. TERMINATION PROCEDURE.

                  A. Upon the termination of this Agreement at any time, due to the death of the Trustee or by the execution and filing with the Company of a deed of termination which is executed by the Trustee in accordance with the terms of Paragraph "B" of Article "10" of this Agreement or by the expiration of the ten year period provided in Paragraph "B" of Article "10" of this Agreement, the Trustee (or, in the case of the death of the Trustee, the administrator or executor of the estate of Trustee) shall, during the period commencing thirty
(30) days before and ending thirty (30) days after such termination, give notice of such termination to the holders of the Voting Trust Certificates which are outstanding at the time of the termination of this Agreement. After the date which is specified in any such notice (which date shall be fixed by the Trustee), the Voting Trust Certificates shall cease to have any effect, and the holders of such Voting Trust Certificates shall have no further rights pursuant to this Agreement other than to receive the Shares represented by such

Voting Trust Certificates which is distributable pursuant to the terms hereof upon the surrender of such Voting Trust Certificates.

                  B. Upon the surrender of the Voting Trust Certificates properly endorsed, the Trustee (or, in the case of the death of the Trustee, the administrator or executor of the estate of Trustee) shall deliver to the registered holders of Voting Trust Certificates the number of Shares represented by such Voting Trust Certificates thereby, such delivery to be made by the Trustee (or such administrator or executor of the estate of Trustee) at the address specified by the Trustee (or such administrator or executor of the estate of Trustee) against surrender of the Voting Trust Certificate.

                  C. At any time subsequent to sixty (60) days after the termination of this Agreement, the Trustee (or, in the case of the death of the Trustee, the administrator or executor of the estate of Trustee) may deposit with the Company certificates evidencing the Shares represented by the voting Trust Certificates which are then outstanding, with authority in writing to the Company to deliver such certificates evidencing such Shares in exchange for Voting Trust Certificates representing such Shares and, upon such deposit, all further liability of the Trustee (or such administrator or executor of the estate of Trustee) for the delivery of such certificates evidencing the Shares and the delivery or payment of dividends upon surrender of the Voting Trust Certificates shall cease, and the Trustee (or such administrator or executor of the estate of Trustee) shall not be required to take any further action hereunder.

         12. OTHER CAPACITIES OF THE TRUSTEE. Nothing which is herein contained shall disqualify the Trustee, or incapacitate him from serving the Company or any of its subsidiaries as an officer or director, or in any other capacity, and in any such capacity to receive compensation; nor shall it disqualify the Trustee from dealing or contracting with the Company either as a vendor, purchaser or otherwise, nor shall any transaction or contract be affected or invalidated by reason of the fact that the Trustee or any firm or corporation of which the Trustee is a member, shareholder, Director or employee is in any way interested in such transaction or contract.

         13. COMPENSATION AND REIMBURSEMENT OF TRUSTEE. The Trustee shall serve without compensation.

         14. MISCELLANEOUS.

                  A. HEADINGS. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  B. ENFORCEABILITY. If any provision which is contained in this Agreement should, for any reason, be held to be invalid or unenforceable in any respect under the laws of any jurisdiction, such invalidity or unenforceability shall not affect any other provision of this Agreement. Instead, this Agreement shall be construed as if such invalid or unenforceable provisions had not been contained herein.

                  C. NOTICES. Any notice or other communication required or permitted hereunder must be in writing and sent by either (i) certified mail, return receipt requested, postage prepaid,

(ii) overnight delivery with confirmation of delivery, or (iii) facsimile transmission with an original mailed by first class mail, postage prepaid, addressed as follows:

                  To the Company:             Q.E.P. Co., Inc.
                                              990 South Rogers Circle
                                              Boca Raton, Florida 33487
                                              Attn: Lewis Gould, President
                                              Facsimile No.: (407) 241-2830

                  Copy to:                    Frederick M. Mintz, Esq.
                                              Mintz & Fraade, P.C.
                                              488 Madison Avenue
                                              New York, New York 10022
                                              Facsimile No: (212) 486-0701

                  To the Shareholder:         Ms. Susan Gould
                                              4101 North Ocean Boulevard
                                              Apartment 903D
                                              Boca Raton, Florida 33431
                                              Facsimile No.:

                  Copy To:                    Franklin Montgomery, Esq.
                                              488 Madison Avenue
                                              New York, New York 10022
                                              Facsimile No.: (212) 486-0701

                  To the Trustee:             Mr. Lewis Gould
                                              2916 South Ocean Boulevard
                                              Townhouse I
                                              Highland Beach, Florida 33487
                                              Facsimile No.: (407) 241-2830

                  Copy To:                    Frederick M. Mintz, Esq.
                                              Mintz & Fraade, P.C.
                                              488 Madison Avenue
                                              New York, New York 10022
                                              Facsimile No.: (212) 486-0701

or in each case to such other address and facsimile number as shall have last been furnished by like notice. If mailing is impossible due to an absence of postal service, and if the other methods of sending notice set forth in this Paragraph "C" of this Article "14" of this Agreement are not available, the notice shall be hand delivered to the above addresses. Each notice or communication shall be deemed to have been given as of the date so mailed or delivered, as the case may be; provided, however, that any notice sent by facsimile shall be deemed to have been given as of the date sent by facsimile if a copy of such notice is also mailed by first class mail on the date sent by facsimile; and, if the date of mailing differs from the date of sending by facsimile, then the date of mailing by first class mail shall be deemed to be the date upon which notice was given.

                  D. GOVERNING LAW. This Agreement shall in all respects be construed, governed, applied and enforced in accordance with the internal laws of the State of Delaware without giving effect to the principles of conflict of laws.

                  E. ENTIRE AGREEMENT. The parties have not made any representations, warranties, or covenants about the subject matter hereof which is not set forth herein, and this Agreement, together with any instruments executed simultaneously herewith, constitutes the entire Agreement between them about the subject matter hereof. All understandings and agreements heretofore had between the parties about the subject matter hereof are merged in this Agreement and any such instrument which alone fully and completely expresses their Agreement.

                  F. MODIFICATION. This Agreement may not be changed, modified, extended, terminated or discharged orally, but only by an agreement in writing which is signed by the Trustee and all holders of outstanding Voting Trust Certificates.

                  G. FURTHER ASSURANCES. The parties agree to execute any and all such other and further instruments and documents, and to take any and all such further actions which are reasonably required to consummate, evidence, confirm or effectuate this Agreement and the intents and purposes hereof.

                  H. BINDING AGREEMENT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, personal representatives, successors and assigns.

                  I. WAIVER. Except as otherwise expressly provided herein, no waiver of any covenant, condition or provision of this Agreement shall be deemed to have been made unless expressly in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver of any other or subsequent breach.

                  J. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

                  K. DISTRIBUTIONS. All distributions of cash, securities or other property hereunder by the Trustee to the holders of Voting Trust Certificates may be made, in the discretion of the Trustee, in the same manner as provided for in Paragraph "C" of this Article "14" of this Agreement for the giving of notices to the holders of Voting Trust Certificates.

                  L. EQUITABLE RELIEF. A breach by either of the parties hereto of any of the provisions contained herein may cause the other party irreparable injury or harm which cannot be reasonably or adequately compensated in damages in an action at law. Each party expressly agrees that the other party shall be entitled to injunctive or other equitable relief to prevent the breach or anticipated breach of this Agreement. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies which each party may have for damages or otherwise.

                  M. WORD USAGE. As used in this Agreement, words such as "herein", "hereof" and words of similar import refer to this Agreement as a whole, and not to any particular section of this Agreement, unless the context clearly indicates otherwise.

         IN WITNESS WHEREOF, the Company has signed and sealed this Agreement, and the Shareholder and the Trustee have signed this Agreement as of the day, month and year first above written.

                                             /s/ LEWIS GOULD
                                             -----------------------------------
                                             Lewis Gould, Trustee

                                             /s/ SUSAN GOULD
                                             -----------------------------------
                                             Susan Gould, Shareholder

                                             Q.E.P. Co., Inc.

Attest:

                                             /s/ LEWIS GOULD
                                             -----------------------------------
                                             By: Lewis Gould, President

                                             /s/ SUSAN GOULD
                                             -----------------------------------
                                                              Secretary

                                    EXHIBIT A

                                Q.E.P. CO., INC.
                             A Delaware Corporation
                     Voting Trust Certificate Number: ______

This certifies that ________________ is entitled to all of the benefits arising from the deposit with Lewis Gould (hereinafter referred to as the "Trustee"), as the Trustee under the Voting Trust Agreement dated ____________ 1996 (the "Agreement"), of Certificate Number ______, representing shares (the "Shares") of Common Stock, no par value, of Q.E.P. Co., Inc., a Delaware corporation (hereinafter referred to as the "Company"), as provided in the Agreement and subject to the terms thereof. This Certificate is issued, received, and held under, and the rights of the owner hereof are subject to, the terms of the Agreement. Copies of the Agreement, and of every agreement amending or supplementing same, are on file in the principal office of the Company in Boca Raton, Florida, and are open to inspection by any holder hereof and any shareholder of the Company, during normal business hours. If the holder of this Certificate is not an original signatory to the Agreement, such holder assents to all the provisions of the Agreement as if such holder had signed the Agreement in person.

         The Agreement shall continue in full force and effect until ________ unless terminated prior thereto in accordance with its terms. Title to this Certificate when duly endorsed shall, to the extent permitted by law and under the Agreement, be transferable with the same effect as a negotiable instrument, subject to the following legend:

         "The shares represented by this Certificate have not been registered under the Securities Act of 1933, as amended. The rights represented by this Voting Trust Certificate may not be sold, assigned, pledged, hypothecated, or otherwise transferred without an effective registration statement under the Securities Act of 1933 or an opinion of counsel for the Company that registration is not required under such Act."

         The Trustee may treat the registered holder hereof or, when presented duly endorsed in blank, the bearer hereof, as the absolute owner hereof, and of all rights and interest represented hereby, for all purposes whatsoever, and the Trustee shall not be bound or affected by any notice to the contrary, or by any notice of any trust, whether express or implied, or constructive, or any charge or equity with respect to the title or ownership of this Certificate, or the Shares represented hereby; provided, however, that no delivery of stock certificates hereunder, or the proceeds thereof, shall be made without surrender hereof properly endorsed.

         In the event of the dissolution or total or partial liquidation of the Company, the moneys, securities, or property received by the Trustee in respect of the Shares deposited under the Agreement shall be distributed among the registered holders of Voting Trust Certificates in proportion to their interests as shown by the books of the Trustee.

         If the Trustee receives any dividend or distribution other than in cash or Company stock having general voting powers, the Trustee shall distribute the same to the registered holders of Voting Trust Certificates in the form of additional Voting Trust

Certificates, on the date of such distribution, or to the registered certificate holders at the close of business on the date fixed by the Trustee for taking a record to determine the certificate holders entitled to such distribution, pursuant to the provisions of Article "5" of the Agreement. Such distribution shall be made to the certificate holders ratably in accordance with the number of Shares represented by their respective Voting Trust Certificates.

         Stock certificates for the number of Shares of capital stock then represented by this certificate, or the net proceeds in cash or property of such Shares, shall be due and deliverable hereunder upon the termination of Agreement as provided therein.

         This Certificate shall not be valid for any purpose until duly signed by the Trustee.

         IN WITNESS WHEREOF, the Trustee has signed this Certificate on the ____ day of ____________, 1996.

                                                       _________________________
                                                       Lewis Gould, Trustee

                                   EXHIBIT "B"

To:      Lewis Gould, Trustee

[ADDRESS]

Dear Mr. Gould:

         Reference is hereby made to that certain Voting Trust Agreement, dated _______________, 1996 (the "Agreement"), among Q.E.P. Co., Inc. (the "Company"),
Susan Gould ("Shareholder") and Lewis Gould ("Trustee"). The undersigned is a transferee, from Shareholder or a prior transferee of Shareholder, of Voting Trust Certificate Number ______. A copy of Voting Trust Certificate Number _______ has been annexed as Exhibit I to this letter and is incorporated herein by reference thereto. The undersigned hereby acknowledges and accepts said Voting Trust Certificate and agrees to become a party and subject to and be bound by all of the terms of the Agreement, to the full extent of said Voting Trust Certificate with the same force and effect as if such transferee had executed the Agreement shall be embraced withing the meaning of the term "Shareholder" whenever used therein including the limited ability to transfer any or all of the Voting Trust Certificate re _______________________________________ represented by the Voting Trust
Certificate.

Dated this ___ day of _______, ____.

                                                  ______________________________
                                                  Name:
                                                  Title, if applicable:

Address of Transferee:

_________________________
_________________________
_________________________

Tax Identification Number:

_________________________